Exhibit 99.1

PRESS RELEASE

Amdocs Limited Reports Record Quarterly Revenue of $826M, Up 2.4%

YoY

Delivers Record Quarterly Diluted Non-GAAP EPS of $0.73, Up 14% YoY

Quarterly Diluted GAAP EPS of $0.61, Up 15% YoY

Key highlights:

•

First fiscal quarter revenue of $826 million, within the $810-$840 million guidance range. Foreign currency movements positively affected revenue by approximately $1.5 million relative to the fourth quarter of fiscal 2012

•	First fiscal quarter non-GAAP operating income of $137 million; non-GAAP operating margin of 16.6%; GAAP operating income of $113 million

•

First fiscal quarter diluted non-GAAP EPS of $0.73, compared to the $0.68-$0.74 guidance range, excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.61 for the first fiscal quarter, compared to the $0.56-$0.64 guidance range

•	Free cash flow of $115 million for the first fiscal quarter

•	Twelve-month backlog of $2.8 billion at the end of the first fiscal quarter, up $10 million from the end of the fourth quarter of fiscal 2012

•	Repurchased $104 million of ordinary shares during the first fiscal quarter

•	The board of directors approved $0.13 per share quarterly cash dividend to be paid on April 19, 2013.

•

Second quarter fiscal 2013 guidance: Expected revenue of approximately $820-$850 million and diluted non-GAAP EPS of $0.69-$0.75, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.58-$0.66

ST. LOUIS – January 30, 2013 – Amdocs Limited (NYSE: DOX) today reported that for its fiscal quarter ended December 31, 2012, revenue was $826.4 million, up 0.5% sequentially from the fourth fiscal quarter of 2012 and up 2.4% as compared to last year’s first fiscal quarter. Net income on a non-GAAP basis was $119.4 million, or $0.73 per diluted share, compared to non-GAAP net income of $111.3 million, or $0.64 per diluted share, in the first quarter of fiscal 2012. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expenses of $20.4 million, net of related tax effects, in the first quarter of fiscal 2013 and excludes such amortization and other acquisition related costs and equity-based compensation expenses of $18.5 million, net of related tax effects, in the first quarter of fiscal 2012. The Company’s GAAP net income for the first quarter of fiscal 2013 was $99.0 million, or $0.61 per diluted share, compared to GAAP net income of $92.7 million, or $0.53 per diluted share, in the prior fiscal year’s first quarter.

“We began fiscal 2013 with a record quarter for revenue that was partly driven by a return to year-on-year growth in our North American market. Specifically, we see renewed momentum at AT&T, which is focused on the implementation of its new strategy, including data monetization. In our emerging markets, we delivered 19% year-on-year growth in the first quarter and we are on-track to achieve our goal of double-digit growth in this region in fiscal 2013. In Europe, we experienced year-on-year declines owing to difficult macroeconomic conditions and the anticipated ramp down of some transformation projects with certain customers. However, we believe our competitive position in Europe remains strong, and we continue to see opportunities for new business across our portfolio of products and services” said Eli Gelman, chief executive officer of Amdocs Management Limited.

Gelman continued, “Within emerging markets, Latin America remains a critical growth region for Amdocs. Our strategy to focus on securing the large carriers of the region, including América Móvil, Telefónica and TIM, is resulting in new customer wins and increased market penetration. We are delighted to announce that Claro Chile, a wholly owned entity of América Móvil, has selected Amdocs to consolidate its business and operational support systems (BSS/OSS). Similarly, we recently announced that Amdocs was selected by Telefónica Argentina to implement a transformation program, marking our first project with the Telefónica group in Latin America.”

Gelman concluded, “This was another quarter of solid execution that comes on the heels of our strong competitive position and focus. Combined with the strict control of our operating margins, we are comfortable that we can meet our fiscal 2013 guidance and provide an attractive total return to our shareholders.”

Financial Discussion of First Fiscal Quarter Results

Free cash flow was $115 million for the quarter, comprised of cash flow from operations of $145 million less $30 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.8 billion at the end of the first quarter of fiscal 2013.

Financial Outlook

Amdocs expects that revenue for the second quarter of fiscal 2013 will be approximately $820-$850 million. Diluted earnings per share on a non-GAAP basis for the second fiscal quarter are expected to be $0.69-$0.75, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the second fiscal quarter will be $0.58-$0.66.

Quarterly Cash Dividend Program

On January 30, 2013, the Board approved the next quarterly cash dividend payment and set March 28, 2013 as the record date for determining the shareholders entitled to receive the dividend, which is payable on April 19, 2013.

Conference Call Details

Amdocs will host a conference call on January 30, 2013 at 5:00 p.m. Eastern Time to discuss the Company's first fiscal quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP net income, and non-GAAP diluted earnings per share. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition related costs;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP net income, and non-GAAP diluted earnings per share when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition related costs, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, interest and other expense, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

For 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control product portfolio with value-driven professional services and managed services operations. With revenue of $3.2 billion in fiscal 2012, Amdocs and its 20,000 employees serve customers in more than 60 countries.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2012 filed on December 11, 2012.

Contact:

Elizabeth W. Grausam McDermon

Vice President, Corporate Strategy and Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

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AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended December 31,
	2012	2011
Revenue:
License	$18,916	$35,796
Service	807,443	771,214

	826,359	807,010
Operating expenses:
Cost of license	636	931
Cost of service	535,013	516,181
Research and development	59,360	61,307
Selling, general and administrative	107,460	106,337
Amortization of purchased intangible assets and other	11,233	13,206

	713,702	697,962

Operating income	112,657	109,048

Interest and other expense, net	108	3,613

Income before income taxes	112,549	105,435

Income taxes	13,534	12,704

Net income	$99,015	$92,731

Basic earnings per share	$0.61	$0.54

Diluted earnings per share	$0.61	$0.53

Basic weighted average number of shares outstanding	162,176	172,712

Diluted weighted average number of shares outstanding	163,587	173,812

Cash dividends declared per share	$0.13	$—

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended December 31,
	2012	2011
Revenue	$826,359	$807,010

Non-GAAP operating income	137,215	132,807

Non-GAAP net income	119,424	111,254

Non-GAAP diluted earnings per share	$0.73	$0.64

Diluted weighted average number of shares outstanding	163,587	173,812

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended December 31, 2012
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$636	$—	$—	$—	$636
Cost of service	535,013	—	(5,033)	—	529,980
Research and development	59,360	—	(1,025)	—	58,335
Selling, general and administrative	107,460	—	(7,267)	—	100,193
Amortization of purchased intangible assets and other	11,233	(11,233)	—	—	—

Total operating expenses	713,702	(11,233)	(13,325)	—	689,144

Operating income	112,657	11,233	13,325	—	137,215

Income taxes	13,534	—	—	4,149	17,683

Net income	$99,015	$11,233	$13,325	$(4,149)	$119,424

	Three months ended December 31, 2011
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$931	$—	$—	$—	$931
Cost of service	516,181	—	(5,603)	—	510,578
Research and development	61,307	—	(1,041)	—	60,266
Selling, general and administrative	106,337	—	(3,909)	—	102,428
Amortization of purchased intangible assets and other	13,206	(13,206)	—	—	—

Total operating expenses	697,962	(13,206)	(10,553)	—	674,203

Operating income	109,048	13,206	10,553	—	132,807

Income taxes	12,704	—	—	5,236	17,940

Net income	$92,731	$13,206	$10,553	$(5,236)	$111,254

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2012	September 30, 2012
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$961,324	$1,118,177
Accounts receivable, net, including unbilled of $128,405 and $130,697, respectively	682,268	687,223
Deferred income taxes and taxes receivable	124,681	109,282
Prepaid expenses and other current assets	151,800	126,388

Total current assets	1,920,073	2,041,070

Equipment and leasehold improvements, net	272,923	277,907
Goodwill and other intangible assets, net	1,871,666	1,883,064
Other noncurrent assets	432,937	443,182

Total assets	$4,497,599	$4,645,223

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable, accruals and other	$680,909	$690,823
Short-term financing arrangements	—	200,000
Deferred revenue	140,082	145,184
Deferred income taxes and taxes payable	22,830	29,551

Total current liabilities	843,821	1,065,558
Other noncurrent liabilities	559,324	546,463
Shareholders’ equity	3,094,454	3,033,202

Total liabilities and shareholders’ equity	$4,497,599	$4,645,223

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Three months ended December 31,
	2012	2011
Cash Flow from Operating Activities:
Net income	$99,015	$92,731
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	39,288	40,542
Equity-based compensation expense	13,325	10,553
Deferred income taxes	3,782	(5,776)
Excess tax benefit from equity-based compensation	(56)	(37)
Loss from short-term interest-bearing investments	481	602
Net changes in operating assets and liabilities:
Accounts receivable	9,306	(20,673)
Prepaid expenses and other current assets	(21,054)	(1,470)
Other noncurrent assets	(3,879)	(6,239)
Accounts payable, accrued expenses and accrued personnel	9,868	40,203
Deferred revenue	(7,155)	(6,580)
Income taxes payable	(8,752)	9,049
Other noncurrent liabilities	11,294	(2,959)

Net cash provided by operating activities	145,463	149,946

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(29,903)	(28,314)
Proceeds from sale of short-term interest-bearing investments	76,296	74,108
Purchase of short-term interest-bearing investments	(158,059)	(61,675)
Other	(1,530)	(2,967)

Net cash used in investing activities	(113,196)	(18,848)

Cash Flow from Financing Activities:
Payments under financing arrangements	(200,000)	(250,000)
Repurchase of shares	(103,707)	(139,715)
Proceeds from employee stock options exercised	54,358	23,852
Payment of dividend	(21,120)	—
Payments under capital lease and other	(181)	(190)

Net cash used in financing activities	(270,650)	(366,053)

Net decrease in cash and cash equivalents	(238,383)	(234,955)
Cash and cash equivalents at beginning of period	879,158	831,371

Cash and cash equivalents at end of period	$640,775	$596,416

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
North America	$593.6	$570.4	$558.7	$563.2	$573.8
Europe	99.2	113.1	106.5	111.8	110.3
Rest of the World	133.6	138.6	143.6	133.9	122.9

Total Revenue	$826.4	$822.1	$808.8	$808.9	$807.0

	As of
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Emerging Markets Revenue	$98.2	$99.9	$101.7	$89.4	$82.5

	As of
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Managed Services Revenue	$429.8	$423.7	$426.8	$414.4	$419.7

	Three months ended
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Customer Experience Systems	$783.8	$783.1	$766.2	$758.9	$758.0
Directory	42.6	39.0	42.6	50.0	49.0

Total Revenue	$826.4	$822.1	$808.8	$808.9	$807.0

	As of
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
12-Month Backlog	$2,800	$2,790	$2,760	$2,725	$2,690

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